Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2020

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 13, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 13, 2020	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and
Head of Corporate Financial Center

The Hague – February 13, 2020

Aegon reports second half 2019 results

Net income increases to EUR 910 million, reflecting better result on fair value items and lower Other charges

•

Underlying earnings before tax decrease by 5% to EUR 963 million due to impacts from lower interest rates in the Americas, and a change in the recognition of interest expenses related to debt refinancing. Earnings growth in other regions is from favorable claims experience and business growth

•	Fair value gains of EUR 168 million, driven by positive real estate revaluations in the Netherlands and the US

•	Realized gains on investments of EUR 131 million, mostly in the US

•	Other charges of EUR 188 million relate mainly to model and assumption changes, restructuring charges, and IFRS 9 / 17 project costs

•	Net income of EUR 910 million leads to improvement of the gross financial leverage ratio to 28.5%

•	Return on equity of 9.5% in the second half of 2019

Elevated net outflows due to US Retirement Plans; insurance sales growth in key focus areas

•	Gross deposits increased by 38% to EUR 80 billion, mainly driven by Aegon Asset Management

•

Net outflows of EUR 22.5 billion, as a result of contract discontinuances in US Retirement Plans and outflows in the US annuity businesses, partly offset by continued external third-party net inflows in Asset Management

•	New life sales increase by 15% to EUR 456 million following business growth in Asia, and higher pension sales in the Netherlands

•	Accident & Health insurance sales are up by 19% to EUR 113 million, mainly driven by a large disability contract win in the Americas

•	Property & casualty new premium production up by 6% to EUR 64 million, driven by business growth in Spain

Increased dividend based on strong capital position and normalized capital generation

•	Proposed final 2019 dividend per share of EUR 0.16; full-year dividend increases by 7% compared to 2018

•

Solvency II ratio above the target zone at 201%. The 4%-points increase in the second half of 2019 is mainly from management actions, including longevity reinsurance in the Netherlands, which are partly offset by adverse impacts of assumption changes. The Solvency II ratio of Aegon the Netherlands increased to 171%

•

Capital generation of EUR 1,183 million, including favorable one-time items of EUR 304 million and positive market impacts of EUR 24 million. Normalized capital generation after holding expenses of EUR 855 million

•	Holding excess cash at EUR 1.2 billion

Statement of Alex Wynaendts, CEO

“In the second half of 2019 we continued to operate in a challenging environment. Our underlying earnings were impacted by low interest rates while we experienced net outflows in our US retirement and annuity businesses. As a result we achieved a return on equity of 9.5%, below our target of 10%. However, we increased our capital generation which, combined with a number of management actions, enabled us to maintain a strong capital position. This allows us to announce a final dividend of 16 eurocents, increasing our full-year dividend by 7%.

We continue to execute on our strategy, simplifying Aegon’s structure and becoming more proactive in managing our businesses. We have accelerated the release of capital from our mature businesses in the Netherlands by insuring the longevity risk associated with 12 billion euro of liabilities under Solvency II. Also, we completed the sale of our stake in our Japanese joint ventures with Sony Life in early 2020. In our growth businesses, we completed the Cofunds integration, thereby achieving the targeted expense savings and confirming our position as largest player in the UK platform market. Commercial momentum has improved with an increase in Life and Accident & Health sales, and higher gross deposits.

As a major investor, we also take our responsibility towards society, and we combine our promise of a secure and healthy financial future for our customers with caring about the environment. Our updated Responsible Investment Policy expands the criteria for excluding companies with coal-related activities from our investments.”

Note: All comparisons in this release are against 2H 2018, unless stated otherwise

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 (0)330 336 9411
The Netherlands: +31 (0) 20 703 8261
Passcode: 1180188

The Hague – February 13, 2020

Financial overview

		Second	Second		First		Full Year	Full Year
EUR millions [13]	Notes	half 2019	half 2018%		half 2019%		2019	2018	%
Underlying earnings before tax	1
Americas		547	614	(11)	576	(5)	1,124	1,216	(8)
Europe		437	404	8	439	(1)	875	839	4
Asia		30	23	27	32	(8)	62	55	13
Asset Management		79	69	14	60	30	139	151	(8)
Holding and other		(129)	(100)	(29)	(98)	(32)	(227)	(188)	(21)

Underlying earnings before tax		963	1,010	(5)	1,010	(5)	1,973	2,074	(5)
Fair value items		168	(257)	n.m.	(394)	n.m.	(226)	(260)	13
Realized gains / (losses) on investments		131	(10)	n.m.	275	(52)	405	(77)	n.m.
Net impairments		17	(19)	n.m.	(39)	n.m.	(22)	(19)	(15)
Other income / (charges)		(188)	(581)	68	(93)	(102)	(281)	(875)	68
Run-off businesses		15	(7)	n.m.	8	82	23	(14)	n.m.

Income before tax		1,105	136	n.m.	767	44	1,872	829	126
Income tax		(195)	117	n.m.	(149)	(32)	(344)	(84)	n.m.

Net income / (loss)		910	253	n.m.	618	47	1,528	744	105

Net income / (loss) attributable to:
Owners of Aegon N.V.		910	253	n.m.	618	47	1,528	744	105
Non-controlling interests		—	1	n.m.	—	n.m.	—	1	(44)
Net underlying earnings		818	891	(8)	833	(2)	1,651	1,754	(6)

Return on equity	4	9.5%	10.2%	(7)	9.6%	(1)	9.6%	10.2%	(6)

Commissions and expenses		3,420	3,404	—	3,180	8	6,601	6,673	(1)
of which operating expenses	9	2,011	1,923	5	1,918	5	3,929	3,786	4

Gross deposits (on and off balance)*	10
Americas		18,787	18,387	2	21,619	(13)	40,406	38,279	6
Europe		13,409	11,985	12	9,898	35	23,307	23,798	(2)
Asia		—	51	(100)	7	(98)	7	128	(94)
Asset Management		47,459	27,328	74	33,481	42	80,939	59,495	36

Total gross deposits		79,655	57,751	38	65,005	23	144,660	121,700	19

Net deposits (on and off balance)*	10
Americas		(25,900)	(7,594)	n.m.	(3,471)	n.m.	(29,371)	(14,734)	(99)
Europe		(62)	(100)	38	(1,961)	97	(2,023)	2,779	n.m.
Asia		(5)	2	n.m.	7	n.m.	1	7	(83)
Asset Management		3,600	(729)	n.m.	3,241	11	6,841	7,526	(9)

Total net deposits excluding run-off businesses		(22,367)	(8,421)	(166)	(2,184)	n.m.	(24,551)	(4,421)	n.m.
Run-off businesses		(112)	(126)	11	(467)	76	(578)	(234)	(147)

Total net deposits / (outflows)		(22,479)	(8,547)	(163)	(2,651)	n.m.	(25,130)	(4,656)	n.m.

New life sales	2,10
Life single premiums		975	687	42	705	38	1,679	1,380	22
Life recurring premiums annualized		358	329	9	334	7	693	682	2

Total recurring plus 1/10 single		456	398	15	405	13	861	820	5
New life sales	2,10
Americas		219	208	5	200	9	419	420	—
Europe		173	138	25	137	26	311	278	12
Asia		64	52	23	67	(6)	131	122	7

Total recurring plus 1/10 single		456	398	15	405	13	861	820	5
New premium production accident and health insurance		113	95	19	117	(4)	230	308	(25)
New premium production property & casualty insurance		64	60	6	65	(1)	129	121	6
Market consistent value of new business	3	195	236	(17)	270	(28)	465	540	(14)

*	Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Net & Gross Deposits of Japan are no longer included in 2H 2019.

Revenue-generating investments & Employee numbers

	Dec. 31, 2019	June 30, 2019%		Dec. 31, 2018%
Revenue-generating investments (total)*	897,671	871,648	3	804,341	12

Investments general account	146,750	144,311	2	139,024	6
Investments for account of policyholders	226,374	213,137	6	194,353	16
Off balance sheet investments third parties	524,547	514,200	2	470,963	11

Employees	23,757	25,943	(8)	26,543	(10)
of which agents	4,852	6,878	(29)	6,793	(29)
of which Aegon’s share of employees in joint ventures and associates	5,162	7,070	(27)	6,854	(25)

*

Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Revenue Generating Investments of Japan are no longer included in 2H2019. Off-balance investments for Japan amount to EUR 2.3 billion per December 31, 2019.

2H 2019 Results - 2

The Hague – February 13, 2020

Strategic highlights

•	Drive for Growth: United Kingdom delivers on run-rate savings from Cofunds integration, and Aegon Asset Management organizationally realigns to focus on growth

•	Scale-up for Future: Insurance joint venture in China with high sales leveraging e-commerce partnership

•	Manage for Value: Successful longevity reinsurance deal contributes to restoring dividend paying capacity of Aegon the Netherlands

Aegon’s strategy

Aegon’s purpose – to help people achieve a lifetime of financial security – forms the basis of the company’s strategy. The central focus of the strategy is to further transform Aegon to a customer needs-driven company. This means serving diverse and evolving needs across the customer life cycle by being a trusted partner for financial solutions that are relevant, simple, rewarding, and convenient. Aegon aims to develop long-term customer relationships by providing guidance and advice, and identifying additional financial security needs at every stage of customers’ lives.

In the second half of 2019, we continued focusing on execution of our strategy. The company continues to simplify its business while focusing on sustainable growth in sales and capital generation. By developing long-term relationships with Aegon’s large customer base, and further improving customer engagement, the company strives for profitable organic growth. Active and structured portfolio management enables Aegon to create value for all its stakeholders including shareholders, business partners and customers. Sustainably growing capital generation is the basis of being able to provide shareholders with attractive returns, now and in the future.

Aegon groups its businesses into three distinct categories – Drive for Growth, Scale-up for Future, and Manage for Value:

•

The vast majority of Aegon’s investments are directed to multi-product, digitally-enabled and relationship-based Drive for Growth businesses which are at the core of the strategy and will drive future capital generation.

•	Scale-up for Future businesses are aimed at capturing meaningful new opportunities in a systematic way.

•	Manage for Value category consists of at-scale businesses, which are mostly spread-based, single-product relationships which are managed for value while keeping customers’ interests at heart.

All units within the Asian and Southern and Eastern European regions are positioned in the Drive for Growth and Scale-up for Future categories. A natural next step was to change the way the group is organized. To manage these businesses more efficiently, Aegon has announced the creation of Aegon International as of January 1, 2020. This brings Aegon’s operations in Asia and Southern and Eastern Europe under a single leadership structure. The objective of this new division is to accelerate growth and value creation by further leveraging cross-border synergies through the development of new business models and realizing operational efficiencies.

On December 12, 2019 Aegon hosted an Analyst & Investor webinar that highlighted how the company is particularly well-positioned to capture growth opportunities in Brazil, Spain and Asia, as well as through its online banking business in the Netherlands. The businesses featured in the webinar, which are predominantly in the Scale-up for Future category, are focused on innovative and easy-to-use solutions and services that customers need in a fast-changing world. A replay of the webinar is available on Aegon.com.

Aegon remains committed to doing business in a responsible way by contributing to smart financial planning, promoting healthy lifestyles, and providing relevant solutions at every stage of the lives of its customers. Furthermore, the company takes a thoughtful approach to secure retirement and healthy aging in society, and aims to make a lasting contribution to a healthy environment through investments and active ownership. Aegon invests, where it can, to bring social benefits to the fore and contribute to a healthier environment. To support this approach, Aegon has put in place a new Group Responsible Investment policy. The new policy is effective from January 1, 2020 and as a result new investments in large mining and utility companies that are expanding their coal-related operations have been ceased within Aegon.

2H 2019 Results - 3

The Hague – February 13, 2020

In order to execute our strategy successfully, employees are Aegon’s prime assets. A continuous feedback loop is in place, exemplified by the ninth consecutive global employee survey. The 2019 survey was completed by over 86% of all Aegon employees worldwide, and showed improvement in overall engagement, which increased by 2 points to 67 out of a maximum 100 points. The improvement in engagement over the last year demonstrates Aegon’s ongoing work to become the most preferred employer in the sector, which is enabling Aegon to attract and develop the talent required to best serve the needs of its customers.

Americas

Transamerica is experiencing a challenging economic and commercial environment, as underscored by net outflows across the business, especially in Retirement Plans. Low interest rates put pressure on business margins and drive an industry shift to more fee based businesses, further increasing competition in an already crowded market. Responsiveness to customers and distribution partners is key, and Transamerica is actively addressing previous service issues to improve retention and accelerate growth. In the second half of 2019, Transamerica’s continued focus on customer-centricity has led to improvements in early indicators for future growth, encouraging commercial momentum in certain focus areas and operational improvements.

Workplace Solutions

Transamerica has invested in service and digital capabilities focused on improving the customer experience and increasing retention in Workplace Solutions. These investments are leading to higher customer satisfaction and are expected to stem plan sponsor withdrawals. Touchpoint NPS (tNPS) is a vital indicator of a customer’s thoughts about the level of service that they are receiving. Retirement service scores have seen a significant improvement and are now in the 50s, amongst the leaders based on benchmarking data of the investment industry. This is a key factor in driving written sales of Retirement Plans to an increase of 33% over prior year results.

Retention is critical in competitive businesses, and investments in customer service and operations are beginning to show up in leading indicators. The number of current plan sponsors that are initiating requests for proposal (RFPs) has fallen by 50% since 2018, pointing to a better outlook for contract discontinuances. RFP activity can be an early indicator of future retention because of the six to eighteen months it can take to change providers. At the same time, participant withdrawals are expected to remain at the higher levels we have seen in the past years, reflecting the increasing percentage of the American population in retirement.

Transamerica’s Advice Center is helping customers make financial decisions around their retirement, which allows the company to strengthen customer relationships and retain the assets within Transamerica. Over the last year, deposits to Individual Retirement Accounts (IRAs) through the Advice Center increased almost 40% to USD 1.4 billion, and the Advice Center recently reached USD 5 billion in IRA assets. Consolidation of assets from other sources into Transamerica retirement plans continues to grow supported by call center referrals and retirement planning counselor engagements, and in 2019, these deposits grew by over 50% to USD 2.4 billion. In addition, Transamerica offers the Managed Advice service to 100% of the plans in the large market along with a growing number of mid-market plans adopting it as well. Managed Advice has had a continuous increase in participants and assets under management since the end of 2018.

The SECURE Act was passed in December 2019, representing the most significant legislation on retirement security in over a decade. It will have significant relevance to Transamerica’s Retirement Plans business. The SECURE Act was championed by Transamerica, which provided significant thought leadership and advocacy in enacting the legislation. Several of the provisions have been long-time priorities for Transamerica, including a provision which allows unaffiliated businesses to form multiple employer plans (i.e. open multiple employer plans). The SECURE Act makes it easier for plan sponsors to fulfill their fiduciary responsibilities by choosing insurance companies to provide annuities as either in-plan investment or a distribution option.

2H 2019 Results - 4

The Hague – February 13, 2020

Individual Solutions

In Individual Solutions, continued progress towards operational excellence is underway. TCS’s performance against service level agreements continues to improve while focus remains on enhancements to support customer and advisor experience and growth. The launch of the first new product on TCS’s administrative platform (BaNCS) is now planned in the first half of 2020.

Nearly 200 Transamerica employees were transferred to LTCG as part of the partnership announced in March 2019, which established LTCG as a partner in the administration of long-term care. Experience from the TCS transition was applied, which helped the transition to go smoothly. As with the TCS arrangement, these transferred employees will continue to support Transamerica customers, ensuring service continuity. LTCG’s advanced data analytics, actuarial and risk management capabilities are aligned with providing an excellent experience for customers.

Fixed Indexed Annuity product availability has been extended into California, a major market for Transamerica, with an expectation that this will drive sales opportunity in 2020. Gross deposits in the second half of 2019 for fixed indexed annuity sales grew by 59% to USD 206 million, which was helped by a new distribution relationship which is expected to continue to add to sales momentum going forward.

Enhancements to Transamerica’s variable annuity product suite earlier in 2019 are yielding tangible results. Transamerica’s US variable annuity market share improved to 4.6% per end of December, based on LIMRA’s estimate of industry sales. This is a sizeable increase from the 3.2% market share in December 2018. In 2019, Transamerica made the strategic decision to protect its Variable Annuity distribution franchise, and accepted negative market consistent value of new business in the short term. Pricing actions were implemented in December, and Transamerica will take steps to further improve profitability while maintaining a competitive franchise.

Europe

In Europe, Aegon’s focus is on growing its modern digitally-enabled businesses organically, and reinforcing its commitments to reallocate capital to future-proof businesses.

In the Netherlands, Aegon announced a longevity reinsurance deal, reinsuring about a quarter of its longevity exposure. This has reduced required capital and improved Aegon’s capital position. The reinsurance agreement with Canada Life Reinsurance, provides full protection against the longevity risk associated with EUR 12 billion of best-estimate liabilities under Solvency II. The longevity reinsurance agreement has no impact on the services and guarantees that Aegon provides to its policyholders, and is in line with Aegon’s strategy to release capital from mature, spread-based businesses. This supported Aegon the Netherlands’ move back in its Solvency II target zone. Aegon the Netherlands has remitted EUR 100 million to the Holding in February 2020.

As of January 1, 2020, employees of Aegon the Netherlands began accruing pension benefits in a defined contribution plan instead of the current defined benefit plan, in line with market trends. All entitlements accrued before that date will remain unchanged and are guaranteed. This was agreed with the trade unions and their respective members, and received a positive advice from the Works Council. The change of pension scheme protects Aegon’s capital position and reduces volatility in its pension expenses.

To improve insights into customers and better enable them to make decisions regarding their financial futures, the Netherlands organization has transitioned to an agile way of working. As a consequence, the organization is expected to become more effective and efficient in service delivery. In the second half of 2019, a new organizational structure was adopted which is fully centered around value streams, ensuring nimbleness and customer focus. As a result of the transition, changes to the senior management team were announced in January 2020.

Challenging competitive conditions in the Dutch individual life business have led to management deciding to stop underwriting new individual life policies effective March 2020. This includes term life and individual annuities for which new life sales totaled EUR 12 million in 2019. Aegon will continue to provide pension and non-life insurance products in the Netherlands.

2H 2019 Results - 5

The Hague – February 13, 2020

In the United Kingdom, Aegon appointed Mike Holliday-Williams as the new CEO. This appointment signals Aegon’s continuing commitment to build on the strong foundation of the United Kingdom business. In the past years, the business has been successfully modernized, transformed and repositioned. From this solid base, the aim is to grow the United Kingdom business further by focusing even more on customer centricity.

Following the successful Cofunds integration, Aegon has realized its GBP 60 million in annualized expense savings target as Cofunds’ legacy systems were decommissioned, an office was closed, and other operational efficiencies were realized. Aegon expects some residual restructuring expenses into 2020 related to further expense savings and additional economies of scale.

In December 2018, Aegon announced the expansion of its partnership with Banco Santander in Portugal. The transaction has been successfully closed in the second half of 2019 for a consideration of EUR 20 million. Under the transaction, the Portuguese joint ventures with Santander are expanded to the life and non-life new business in the former Banco Popular network, as well as the in-force business owned by Banco Popular’s insurance subsidiaries. Since October 2018, the new business has been recorded in Aegon’s Portuguese joint ventures, and in September and October 2019 the in-force business has also been transferred.

Asia

Aegon has successfully completed the sale of its 50% stake in the Japanese variable annuity joint ventures to partner Sony Life in January 2020. Aegon announced the agreement to sell its 50% stake in the variable annuity joint ventures in May 2019. The total cash proceeds are EUR 153 million (JPY 18.75 billion). The book gain under IFRS amounted to EUR 51 million and will be booked in the first half of 2020.

In China, the Aegon THTF insurance joint venture is partnering with a major e-commerce player to offer term life products on its e-commerce platforms. The first product launch in October led to sales of approximately USD 15 million, or about 45% of total Aegon THTF sales in the fourth quarter of 2019. The success and profitability of this product launch demonstrates the potential of this e-commerce model.

Aegon Life in India secured a major e-commerce partnership with Flipkart during the second half of the year, its third after signing distribution agreements with MobiKwik and PayTM in the first half of 2019. Aegon is the sole life insurance partner on the Flipkart platform, with targeted launches for group term and retail products in 2020.

Asset Management

Aegon Asset Management announced that it will integrate its European and US businesses. This important step leverages its extensive global resources to enhance customer outcomes and compete more aggressively with other major global asset managers. This final step to establish a globally integrated structure will see the simplification of the current operating model moving from a regional structure to one global operating management board headed by Asset Management’s global chief executive Bas NieuweWeme. The investment teams will be organized across four investment platforms for which Aegon has uniquely differentiated capabilities and believes it can be globally competitive - Fixed Income, Real Assets, Equities and Multi-Asset & Solutions.

Responsible investing is a key element of Aegon Asset Management’s strategy. In 2019, Aegon Asset Management was recognized as a leading responsible and engaged investor by independent organizations like ShareAction and the Principles for Responsible Investment, and was ranked in the H&K Responsible Investment Brand Index as one of 36 leading ESG fund managers in Europe. Continuing its history of more than 30 years in providing customers with innovative and tailored responsible investment solutions, Aegon Asset Management launched the Sustainable Fixed Income strategy to capture compelling opportunities from sustainability investing. Aegon Asset Management continued expanding its engagement activities, entering into more than 500 corporate dialogues on ESG issues globally last year.

2H 2019 Results - 6

The Hague – February 13, 2020

Financial highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 5% to EUR 963 million compared with the second half of 2018. This was largely the result of negative impacts from lower interest rates, tighter credit spreads and portfolio updates on intangibles in the Americas. Furthermore, refinancing of debt led to a change in the recognition of interest expenses from equity to the income statement, negatively impacting the result of the Holding. The other reporting units showed growth in underlying earnings.

Underlying earnings from the Americas decreased by 11% to EUR 547 million. Excluding favorable currency effects, earnings declined by 14%, due mostly to a EUR 49 million negative impact from lower interest rates, tighter credit spreads and portfolio updates on intangibles in the Life business. In addition, worse-than-expected persistency for a block of 20-year level term life business impacted earnings adversely by EUR 10 million. Product exits in the Accident & Health business and lower interest margins in Fixed Annuities also contributed to the decrease of earnings. This was partly offset by favorable Retirement Plans earnings driven by strong equity markets.

Underlying earnings before tax from Aegon’s operations in Europe increased by 8% to EUR 437 million compared with the second half of 2018. The main contributor was the Netherlands, where earnings from the Life and Service businesses increased, driven by lower expenses, favorable claims experience and increased technical margins. Earnings from Non-life benefited from favorable claims experience, including a EUR 12 million reserve release in individual disability insurance. For the United Kingdom, earnings rose as a result of higher fee income in Digital Solutions. For Southern and Eastern Europe (SEE), earnings were stable despite the impact from the divestment of Aegon’s businesses in the Czech Republic and Slovakia, which closed in January 2019. The like-for-like earnings increase of 24% in SEE was mainly attributable to Spain, driven by favorable claims experience and expense savings.

Aegon’s underlying earnings in Asia increased by 27% to EUR 30 million. Excluding favorable currency movements, earnings increased by 23%. The increase was mainly due to higher earnings from the High-Net-Worth (HNW) businesses, as a result of higher surrender charges, favorable mortality experience, and lower expenses.

Underlying earnings before tax from Aegon Asset Management rose by 14% to EUR 79 million in the second half of 2019. This increase was a result of higher earnings in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), and the asset management businesses in Central & Eastern Europe. For both regions, this was in part the result of increased performance fees. These positive results more than offset lower fee income as a result of outflows in the United Kingdom.

The result from the Holding declined to a loss of EUR 129 million, mainly as a result of increased project spend and a change in recognition of interest expenses. Interest expenses for the USD 925 million Tier 2 securities issued on October 16, 2019 are reported through the income statement, while the interest expenses for the USD 1 billion grandfathered Tier 1 perpetual capital securities redeemed on October 24, 2019 were recognized directly through equity, until the announcement of the redemption. Combined this led to an unfavorable impact on underlying earnings of EUR 17 million, despite the fact that the replacement resulted in EUR 15 million lower coupons on an annualized basis.

Net income

Net income increased significantly to EUR 910 million from EUR 253 million in the second half of 2018. This increase was mainly driven by fair value gains and lower Other charges.

2H 2019 Results - 7

The Hague – February 13, 2020

Fair value items

The gain from fair value items amounted to EUR 168 million for the second half of 2019.

This was mostly driven by the results from fair value items in the Americas amounting to a gain of EUR 115 million. This primarily reflected a positive result on fair value investments, driven by a mark-to-market gain from valuation updates of real estate investment properties and more favorable equity markets than in the same period last year, partly offset by alternative investments underperformance.

The fair value items in the Netherlands, totaling a gain of EUR 94 million, are mainly driven by positive real estate revaluations, a gain on the guarantee provision and gains on interest rate hedges. The guarantee provision benefited from favorable market movements and data updates, which more than offset the impact of unfavorable credit spread movements.

Fair value losses in the United Kingdom totaled EUR 55 million, and were mainly driven by losses on inflation and equity hedges in place to protect the Solvency II position. In Southern and Eastern Europe and in Asia, a total of EUR 8 million fair value gains were reported.

Realized gains on investments

Realized gains on investments amounted to EUR 131 million, primarily reflecting gains in the Americas. These were largely due to bond calls and prepayments, mortgage loan gains, and normal trading activity.

Net impairments

Net impairments amounted to a gain of EUR 17 million. This was primarily driven by a gain of EUR 32 million for the Americas, which in turn was mainly due to recoveries from multiple structured assets, all of which were originally impaired between 2008 and 2013. The Netherlands recorded EUR 16 million of impairments, mainly in the consumer loan portfolio of the bank.

Other charges

Other charges of EUR 188 million resulted from model and assumption changes, restructuring charges, and strategic project expenses.

Assumption updates in the Americas led to charges of EUR 75 million mainly from expense assumption updates. In the Netherlands, model and assumption updates resulted in EUR 56 million charges related to model enhancements and expense assumptions which more than offset favorable longevity assumption changes.

Restructuring charges were in total EUR 124 million. In the United Kingdom, EUR 52 million restructuring charges were driven by Cofunds integration expenses and transition & conversion charges related to the agreement with Atos for administration services in the Existing Business. The Netherlands incurred EUR 46 million restructuring charges, which related mainly to the restructuring of Aegon Bank, and to the transfer of the administration of certain parts of the defined benefit book to TKP. The Americas reported EUR 16 million restructuring charges, mainly related to the TCS and LTCG operations administration partnerships.

Furthermore, the Netherlands reported one-time expenses of EUR 6 million related strategic projects. Other charges in SEE, Asia and Asset management totaled EUR 14 million. For the Holding, Other charges amounted to EUR 53 million and predominantly related to IFRS 9 / 17 project costs.

Other income mainly consists of a EUR 104 million provision release related to the employee pension plan in the Netherlands, and EUR 30 million in the United Kingdom mainly related to a one-time provision release and income related to policyholder tax.

2H 2019 Results - 8

The Hague – February 13, 2020

Run-off businesses

The result from run-off businesses increased to a profit of EUR 15 million, driven mainly by higher income from the retained individual life reinsurance business.

Income tax

Income tax amounted to a charge of EUR 195 million, while income before tax was EUR 1,105 million, resulting in an effective tax rate on income before tax of 17.6% in the second half of 2019. The effective tax rate reflects tax exempt income and the use of tax credits in the United States. It was also impacted favorably by one-time tax benefits from the own employee pension plan moving into surplus in the United Kingdom.

Return on equity

Return on equity decreased by 70 basis points compared with the same period last year to 9.5% in the second half of 2019. The decrease was mainly caused by lower underlying earnings before tax, which were partly offset by one-time tax benefits.

Operating expenses

Operating expenses increased by 5% to EUR 2,011 million. This mainly reflects investments to support growth and to build digital and technological capabilities, higher IFRS 9 / 17 implementation expenses, and higher restructuring cost.

Sales

Gross deposits increased by 38% to EUR 80 billion. This growth can be largely attributed to Asset Management. Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), recorded a significant increase of gross deposits as a result of the success of new funds launched, and strong inflows in money market funds. Gross deposits in the Americas of EUR 18.8 billion were in line with the same period last year. In Europe, gross deposits increased by 12% to EUR 13.4 billion as gross deposits in the Netherlands were driven by continued momentum at online bank Knab, and sales of new-style defined contribution products, so-called Premium Pension Institute products. Gross deposits in the United Kingdom increased slightly, as a slowdown in retail business was offset by strong Workplace gross deposits due to new business and ongoing regular premiums.

Net outflows amounted to EUR 22.5 billion for the second half of 2019 mainly due to contract discontinuances in Retirement Plans in the Americas. These contracts were only marginally profitable, and the impact to future earnings is limited. Variable Annuities and Fixed Annuities also recorded net outflows as these businesses continue to mature. For Europe, the United Kingdom had limited net outflows, driven by the anticipated decline of the Existing Business. These were offset by slightly improved net inflows in the Netherlands, reflecting good sales at Knab and new-style defined contribution pension products. For Asset Management, strong third-party net flows were recorded, primarily from AIFMC as a result of newly launched funds and continued business growth. 2019 was the eighth consecutive full year of positive external third-party net inflows. This reflects Aegon Asset Management’s competitive performance, together with management’s ability to leverage scale and capabilities from the general account and affiliate businesses.

New life sales rose by 15% to EUR 456 million. This was mainly driven by Europe, where pension sales in the Netherlands were strong following a pension buy-out deal and a purchase of additional yearly pension increases by an existing customer. The other main contributor was Asia, where Aegon’s insurance joint venture in China increased sales as a result of a successful product launch, leveraging the platform of a large e-commerce partner.

2H 2019 Results - 9

The Hague – February 13, 2020

New premium production for Accident & Health insurance increased by 19% to EUR 113 million. This was predominantly driven by the Americas as a result of onboarding a significant disability contract, which more than offset lower other workplace voluntary benefits sales and the previously announced strategic decision to exit certain products. Europe added to the increased production by a new accident product that was introduced in Spain. For property & casualty insurance, new premium production increased by 6% to EUR 64 million, driven by business growth in Spain.

Market consistent value of new business

Market consistent value of new business (MCVNB) decreased by 17% to EUR 195 million. The decline was largely due to Variable Annuities in the United States, reflecting the significant decline in interest rates, which led to negative margins. This was partially offset by higher MCVNB in the United Kingdom, primarily from higher margins on workplace business.

Revenue-generating investments

Revenue-generating investments increased by 3% during the second half of 2019 to EUR 898 billion. This reflects primarily favorable market movements, which more than offset net outflows.

Shareholders’ equity

Shareholders’ equity increased by EUR 1.0 billion in the second half of 2019 to EUR 22.5 billion on December 31, 2019. This was driven by higher revaluation reserves due to lower interest rates, and increased retained earnings which more than offset the impact of low interest rates on the remeasurement of the defined benefit obligations. Shareholders’ equity excluding revaluation reserves increased by EUR 0.4 billion to EUR 16.7 billion – or EUR 8.06 per common share – at the end of 2019.

Gross financial leverage ratio

The gross financial leverage ratio improved by 80 basis points to 28.5% in the second half of 2019, which is within Aegon’s 26% – 30% target range. In the second half of 2019, Aegon successfully issued USD 925 million Tier 2 securities, with a fixed coupon of 5.1%. The proceeds were used to redeem USD 1 billion grandfathered Tier 1 securities with a coupon of 6.375%. In addition, EUR 75 million of senior debt matured in the second half of 2019. This reduction in leverage, in combination with higher shareholders’ equity excluding revaluation reserves, resulted in the improvement of the gross financial leverage ratio.

Holding excess cash

Aegon’s holding excess cash position decreased from EUR 1,632 million to EUR 1,192 million during the second half of the year, which is within the target range of EUR 1.0 billion to EUR 1.5 billion. The decline resulted mainly from dividends to shareholders, deleveraging, and holding funding and operating expenses more than offsetting gross remittances from subsidiaries.

The group received EUR 595 million gross remittances from subsidiaries, of which EUR 406 million came from the Americas, EUR 139 million from Europe, EUR 27 million from Asia and EUR 20 million from Asset Management. While Aegon the Netherlands retained its planned remittances in 2019, following management actions it was within its Solvency II target range at year end, and remitted EUR 100 million to the Group in February 2020.

Capital injections of EUR 254 million primarily related to investments in business growth and earn-out payments in Europe. In Spain, EUR 115 million of earn-outs were paid to Santander, related to the performance of the joint venture since the start of the partnership in 2013. Furthermore, Aegon Spain received EUR 75 million of capital injections to ensure that all legal entities’ Solvency II ratios remained in the target zone, as transitionals and matching adjustments are no longer used. Other capital injections of EUR 63 million were mainly to fund business growth in the bank in the Netherlands, and Aegon’s Chinese insurance joint venture, Aegon THTF.

2H 2019 Results - 10

The Hague – February 13, 2020

In the second half of 2019, EUR 456 million holding excess cash was deployed for the cash portion of the interim 2019 dividend, and the share buybacks aimed to prevent the dilutive effect from 2018 final and 2019 interim stock dividend. Debt deleveraging, including the associated expenses, decreased holding excess cash by EUR 159 million in total. The remaining cash outflows of EUR 166 million mainly related to holding funding and operating expenses.

Capital generation

Capital generation after holding expenses amounted to EUR 1,183 million for the second half of 2019. This included favorable one-time items of EUR 304 million and positive market movements of EUR 24 million in total. As a consequence, normalized capital generation amounted to EUR 855 million which is 6% higher than in the second half of 2018. Growth in capital generation was mainly driven by a higher release of required capital in the Americas and by positive experience variances in the Netherlands. One-time items included positive management actions, most notably the longevity reinsurance transaction in the Netherlands, which were partly offset by unfavorable model and assumption changes.

Solvency II ratio

Aegon’s Group Solvency II ratio increased from 197% to 201% during the second half of 2019, and is now above the target zone of 150% – 200%. The ratio increased primarily due to strong normalized capital generation and the positive effect of management actions lowering the risk profile of the Group. The increase was partly offset by the external dividend payments, the negative impact of model and assumption changes, and the impact of a lower diversification benefit at Group level resulting from market movements and changes to hedging programs.

The estimated RBC ratio in the United States remained stable at 470% on December 31, 2019, compared to 472% on June 30, 2019, and is far above the bottom-end of the target range of 350%. The positive impacts from management actions, such as the merger of Transamerica Advisors Life Insurance Company and Transamerica Life Insurance Company, were partly offset by statutory expense assumption changes and dividend payments by the US regulated entities to the US holding company in excess of capital generation. This is in line with the annual pattern of dividend payments to the US holding and was in part used for a contribution to the own employee pension plan.

The estimated Solvency II ratio in the Netherlands increased to 171% on December 31, 2019, from 152% on June 30, 2019. This was mainly the result of management actions and normalized capital generation. As a result, the Netherlands is back above the bottom-end of its target range of 155%. The main management action was the longevity reinsurance transaction with Canada Life Reinsurance, which led to significantly lower required capital. In addition, a number of derisking actions were performed on the asset portfolio. The Solvency II ratio was negatively impacted by model and assumption changes. These included the negative impact from model enhancements and expense assumption changes, which more than offset favorable longevity assumption changes. Furthermore, the factor applied when calculating the loss-absorbing capacity of deferred taxes (LAC-DT) was lowered from 75% to 65%, mainly as a consequence of lower interest rates, leading to a negative impact on the Solvency II ratio. Market movements led to a positive impact. The positive impact from mortgage spread tightening was partly offset by a lowering of the EIOPA volatility adjuster, and adverse sovereign and corporate bond spread movements. The latter was driven by a decrease in the spreads used, as part of a tailored methodology, to determine the liabilities related to the own employee pension plan. In addition, lower interest rates led to a slight negative impact as a result of an increase in required capital.

The estimated Solvency II ratio in the United Kingdom decreased to 157% on December 31, 2019, from 165% on June 30, and remained above the bottom-end of the target range of 145%. The decrease was driven by a negative impact from assumption updates, mainly due to expense assumptions, and the remittance to the Holding. These impacts more than offset normalized capital generation.

2H 2019 Results - 11

The Hague – February 13, 2020

Final 2019 dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in Aegon’s performance, which can grow over time if Aegon’s performance so allows. At the Annual General Meeting of Shareholders on May 15, 2020, the Supervisory Board will, in the absence of unforeseen circumstances, propose a final dividend for 2019 of EUR 0.16 per common share. If approved, and in combination with the interim dividend of EUR 0.15 per share paid over the first half of 2019, Aegon’s total dividend over 2019 will amount to EUR 0.31 per common share. This is an increase of EUR 0.02 per share or 7% compared with the 2018 dividend. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the final 2019 stock dividend on earnings per share in the third quarter of 2020, barring unforeseen circumstances.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 19, 2020. The record date for the dividend will be May 20, 2020. The election period for shareholders will run from May 26 up to and including June 12, 2020. The stock fraction will be based on the average share price on Euronext Amsterdam from June 8 until June 12, 2020. The stock dividend ratio will be made public on June 12, 2020, and the dividend will be payable as of June 19, 2020.

2H 2019 Results - 12

The Hague – February 13, 2020

Aegon N.V.

Holding excess cash

		2018			2019
EUR millions	First half	Second half	Full Year	First half	Second half	Full Year
Beginning of period	1,354	1,923	1,354	1,274	1,632	1,274
Dividends received	593	786	1,379	639	595	1,234
Divestments	196	—	196	131	—	131
Gross remittances	788	786	1,575	770	595	1,365
Capital injections	(87)	(57)	(144)	(147)	(254)	(401)
Acquisitions	—	(97)	(97)	—	—	—
Net capital flows to the holding	701	632	1,333	622	342	964
Funding and operating expenses	(163)	(170)	(333)	(142)	(169)	(312)
Dividends and share buybacks	(167)	(410)	(577)	(170)	(456)	(626)
Leverage issuances / (redemptions)	200	(700)	(500)	51	(159)	(108)
Other	(2)	(2)	(3)	(3)	3	—
Holding expenses and capital return	(132)	(1,281)	(1,413)	(264)	(781)	(1,046)
End of period	1,923	1,274	1,274	1,632	1,192	1,192

Aegon N.V.

Solvency II ratio

		Dec. 31,	June 30,	Dec. 31,
EUR millions	Notes	2019	2019	2018
Eligible Own Funds		18,470	17,679	17,602
Consolidated Group SCR		9,167	8,996	8,349
Solvency II ratio	11b, 12	201%	197%	211%
Eligible Own Funds to meet MCR		7,108	6,296	7,335
Minimum Capital Requirement (MCR)		2,244	2,150	1,965
MCR ratio		317%	293%	373%
United States - RBC ratio		470%	472%	465%
The Netherlands - Solvency II ratio *		171%	152%	181%
United Kingdom - Solvency II ratio		157%	165%	184%

*	Please note that as per 1H 2019, Aegon Bank is excluded from the Solvency II ratio of Aegon NL.

2H 2019 Results - 13

The Hague – February 13, 2020

Americas

•	Underlying earnings before tax decrease by 14% to USD 607 million, largely due to unfavorable economic results in Life earnings. Earnings from Retirement Plans increase

•	Net income increases to USD 663 million, reflecting positive results on hedging and fair value investments, lower Other charges, and realized gains on investment

•	Gross deposits are down by 2% to USD 21 billion, new life sales increase by 2% to USD 243 million, and new accident and health production increase by 14% to USD 96 million

•	Net outflows amount to USD 29 billion, mainly from Retirement Plans contract discontinuances

•	Return on capital decreases to 8.0%, mainly driven by lower net underlying earnings

Underlying earnings before tax

Underlying earnings before tax from the Americas decreased by 14% to USD 607 million in the second half of 2019, due mainly to the impact of unfavorable economic results in Life earnings. Furthermore, product exits in the Health business and lower interest margins in Fixed Annuities contributed to the decrease of earnings. This was partly offset by favorable Retirement Plans earnings driven by strong equity markets and lower expenses.

•

Life earnings decreased by USD 91 million to USD 76 million, driven by a USD 54 million negative impact from economic and portfolio updates on intangibles compared to USD 13 million positive impact in the second half of 2018. The negative impact in the second half of 2019 is comprised of USD 44 million from lower interest rates and tighter credit spreads, and USD 10 million from adjustments in the asset portfolio. In addition, operating expenses increased in part due to costs to support growth and to improve customer experience. Mortality experience was in line with expectations. Persistency was generally in line with expectations, with the exception of a large block of business that reached the end of its 20-year term with worse than expected persistency impacting earnings by USD 11 million.

•

Earnings from Accident & Health decreased by 17% to USD 113 million, primarily from favorable morbidity experience in the second half of 2018 and from exiting affinity, accident, and travel products. These product exits will further lower earnings in the future. Claims experience of the Long-Term Care block of business continues to be in line with expected results. Morbidity was slightly better than expectations, reflecting higher claims termination rates, offset by slightly worse persistency.

•

Earnings from Retirement Plans increased by 43% to USD 84 million, mainly as a result of higher fees from stronger markets mitigating impacts from net outflows, and lower operating expenses from improved expense allocations following the organizational realignment.

•	Mutual Funds earnings decreased by 2% to USD 18 million, primarily as a result of higher operating expenses.

•

Earnings from Variable Annuities increased by 2% to USD 221 million, which was driven by benefits incurred being USD 17 million lower than prior year due to both lower claims volume and lower average benefits. This was partly offset by a decrease of USD 12 million in fee revenues from lower average margins.

•

Earnings from Fixed Annuities decreased by 33% to USD 42 million, driven by lower account balances and the impact of low interest rates, and by a one-time benefit of USD 7 million booked in the second half of 2018.

•

Stable Value Solutions earnings declined by 9% to USD 42 million, caused mainly by lower revenue margins in a competitive market. However, there was growth in notional balances on improving net deposits.

•

Earnings from Latin America increased by USD 9 million to USD 11 million, reflecting growth and a more attractive product mix with higher product margins from the MAG joint venture in Brazil. A portion of the increase was also related to the strategic decision to wind down the loss-making Akaan Transamerica joint venture in Mexico in the first half of 2019.

Net income

Net income from Aegon’s businesses in the Americas increased from a USD 229 million loss in the second half of 2018 to a profit of USD 663 million in the second half of 2019. The increase of USD 892 million was primarily driven by lower Other charges, and positive results from hedging and fair value investments in the current period, whereas losses from fair value items due to the impact of the sharp equity market decline were reported in the second half of 2018.

2H 2019 Results - 14

The Hague – February 13, 2020

The results from fair value items amounted to a profit of USD 127 million.

•

The results on fair value investments resulted in a profit of USD 127 million, mainly from a USD 181 million mark-to-market gain from valuation updates related to the ongoing sales process of the Pyramid building complex in San Francisco, partly offset by alternative investments underperformance.

•

Fair value hedges without an accounting match under IFRS resulted in a loss of USD 17 million, driven by a loss on the Indexed Universal Life hedge from unfavorable volatility movements in the second half of 2019. Partially offsetting this was a USD 9 million gain on the macro hedge net of reserve movements, reflecting favorable equity markets.

•

The result on fair value hedges with an accounting match amounted to a gain of USD 15 million, mainly driven by strong market performance and a change in the interest rate curve towards lower short-term and higher long-term interest rates.

Realized gains on investments of USD 112 million were mostly driven by bond calls and prepayments, mortgage loan gains, and normal trading activity. Net recoveries were USD 36 million driven by multiple structured assets with sustained improvements in cash flows, all of which were originally impaired between 2008 and 2013. Recoveries were only partly offset by impairments on corporate bonds resulting from restructurings and bankruptcy filings. The run-off businesses posted a profit of USD 16 million, driven mainly by higher income from the retained individual life reinsurance business.

Other charges of USD 104 million were largely driven by unfavorable assumption changes of USD 84 million, mostly from expense assumption updates performed in the second half of the year following changes of the organizational structure earlier in the year. Other charges also included USD 18 million restructuring charges related to the operations administration partnerships, and to the wind down of Aegon’s Mexican joint venture Akaan.

Income tax expenses in the second half of 2019 amounted to USD 132 million, reflecting a 17% effective tax rate. This is below the statutory rate of 21% due to tax exempt income and the use of tax credits.

Return on capital

The return on average capital excluding revaluation reserves invested in Aegon’s businesses in the Americas in the second half of 2019 decreased by 2.0%-points to 8.0%. The decrease was mainly the result of lower net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the Holding.

Operating expenses

Operating expenses decreased by 1% to USD 884 million, driven by lower employee expenses, lower restructuring charges associated with the operations administration partnerships, and lower branding spend across all business lines compared to the second half of 2018. This was partly offset by expenses for modernization initiatives focused on digital and architectural capabilities as well as contractual increases in fees from the operations administration partnerships in line with previously agreed triggers and milestones.

Sales

Gross deposits decreased by USD 0.3 billion or 2% to USD 20.8 billion. Gross deposits in Retirement Plans decreased by 2% to USD 15.3 billion, mainly due to lower recurring deposits. While written sales in Retirement Plans decreased by 11% to USD 4.7 billion in the second half of 2019 compared to the prior year period, sales for the full-year 2019 increased by 33% compared to 2018. Deposits in Mutual Funds fell by 19% to USD 2.9 billion due to the loss of a distribution partner in the institutional channel, however the wholesale channel saw benefits from lowering fees on certain high performing funds. Deposits increased in Variable Annuities by USD 0.4 billion or 27% to USD 2.0 billion from growth as a result of product enhancements made during the first months of 2019, while being partly offset by the exit of Vanguard as a distribution partner. Fixed Annuities benefitted from growth in Fixed Indexed Annuities with deposits going up by 45% to USD 0.3 billion driven by a new distribution relationship.

2H 2019 Results - 15

The Hague – February 13, 2020

Total net outflows amounted to USD 29.1 billion in the second half of 2019, and occurred across all business lines with the exception of Brazil, but mainly from Retirement Plans. Net outflows in Retirement Plans totaled USD 27.0 billion for the second half, mainly caused by three contract discontinuances in the large market on the last day of the year, leading to outflows of USD 19 billion. These contracts were only marginally profitable and the impact to future earnings is limited. Net outflows in Mutual Funds improved from USD 0.8 billion to only USD 0.1 billion as the decline in gross deposits was more than offset by a reduction in redemptions due to more attractive fee conditions and improved fund performance. Net outflows in Variable Annuities amounted to USD 1.4 billion compared to USD 1.5 billion in the same period last year, as higher deposits compensated higher withdrawals. Fixed Annuities experienced net outflows of USD 0.5 billion as net inflows from Fixed Indexed Annuities only partially compensated for the anticipated outflows at fixed deferred annuities as that book matures. In Brazil, net deposits nearly doubled compared to the second half of 2018 to USD 172 million, driven by a large funding allocation of a single customer.

New life sales were up by 2% to USD 243 million. Reported new life sales in Latin America increased by 17% to USD 48 million, while new life sales in the US declined by 2% to USD 195 million. Term life pricing actions taken at the end of 2018 helped to stabilize sales, and similar actions in the fourth quarter of 2019 point towards improved growth potential. Indexed Universal Life sales were stable.

New premium production for Accident & Health insurance increased by 14% to USD 96 million as a result of onboarding a disability contract with USD 29 million of new premium. This was partly offset by lower other workplace voluntary benefits sales and the previously announced strategic decision to exit the travel insurance, affinity and stop loss insurance products.

Market consistent value of new business

Market consistent value of new business decreased by 44% to USD 106 million. This was largely caused by Variable Annuities, reflecting the significant decline in interest rates, which led to negative margins in a business line with already reduced profitability. Market consistent value of new business was backed by increased revenue in the large market of Retirement Plans, and better product mix in the Life and Accident & Health businesses.

Revenue-generating investments

Revenue-generating investments decreased by 2% to USD 452 billion compared with June 30, 2019, mainly impacted by outflows in Retirement Plans. The decrease was partially compensated by higher balances in Variable Annuities driven by higher equity markets net of outflows and Life driven by lower interest rates.

2H 2019 Results - 16

The Hague – February 13, 2020

Americas

USD millions	Notes	Second half 2019	Second half 2018%		First half 2019%		Full Year 2019	Full Year 2018%
Underlying earnings before tax by line of business
Life		76	167	(54)	109	(30)	186	263	(30)
Accident & Health		113	136	(17)	128	(12)	241	259	(7)
Retirement Plans		84	59	43	76	9	160	195	(18)
Mutual Funds		18	19	(2)	19	(2)	37	45	(17)
Variable Annuities		221	217	2	202	10	423	469	(10)
Fixed Annuities		42	62	(33)	69	(40)	110	114	(3)
Stable Value Solutions		42	46	(9)	43	(3)	85	93	(8)
Latin America		11	2	n.m.	4	141	15	(2)	n.m.

Underlying earnings before tax		607	708	(14)	651	(7)	1,258	1,437	(12)
Fair value items		127	(634)	n.m.	177	(29)	304	(724)	n.m.
Realized gains / (losses) on investments		112	(91)	n.m.	28	n.m.	140	(241)	n.m.
Net impairments		36	(15)	n.m.	(20)	n.m.	16	(10)	n.m.
Other income / (charges)		(104)	(363)	71	(71)	(46)	(174)	(469)	63
Run-off businesses		16	(7)	n.m.	9	79	26	(16)	n.m.

Income before tax		795	(402)	n.m.	774	3	1,569	(23)	n.m.
Income tax		(132)	174	n.m.	(114)	(16)	(246)	84	n.m.

Net income / (loss)		663	(229)	n.m.	660	—	1,323	61	n.m.

Net underlying earnings		518	667	(22)	564	(8)	1,083	1,276	(15)

Commissions and expenses		2,243	2,378	(6)	2,077	8	4,320	4,776	(10)
of which operating expenses		884	892	(1)	872	1	1,756	1,852	(5)
Gross deposits (on and off balance) by line of business	10
Life		3	4	(24)	3	1	6	8	(20)
Retirement Plans		15,295	15,570	(2)	19,025	(20)	34,320	34,284	—
Mutual Funds		2,933	3,611	(19)	3,205	(8)	6,137	7,029	(13)
Variable Annuities		2,017	1,590	27	1,695	19	3,711	3,252	14
Fixed Annuities		341	235	45	362	(6)	704	443	59
Latin America		226	125	82	137	65	364	214	70

Total gross deposits		20,815	21,135	(2)	24,427	(15)	45,242	45,231	—

Net deposits (on and off balance) by line of business	10
Life		(37)	(18)	(108)	(19)	(88)	(56)	(36)	(57)
Retirement Plans		(27,151)	(5,951)	n.m.	(1,665)	n.m.	(28,816)	(12,620)	(128)
Mutual Funds		(121)	(773)	84	(196)	38	(317)	(627)	49
Variable Annuities		(1,371)	(1,504)	9	(1,451)	5	(2,822)	(3,046)	7
Fixed Annuities		(458)	(604)	24	(584)	22	(1,042)	(1,245)	16
Latin America		172	88	96	(5)	n.m.	167	165	1

Total net deposits excluding run-off businesses		(28,965)	(8,761)	n.m.	(3,922)	n.m.	(32,886)	(17,409)	(89)
Run-off businesses		(120)	(145)	17	(527)	77	(647)	(277)	(134)

Total net deposits / (outflows)		(29,085)	(8,907)	n.m.	(4,449)	n.m.	(33,534)	(17,686)	(90)

New life sales	10
Life single premiums		46	46	2	45	4	91	96	(4)
Life recurring premiums annualized		238	235	2	222	7	460	486	(5)

Total recurring plus 1/10 single		243	239	2	226	7	469	496	(5)
Life		195	198	(2)	201	(3)	396	416	(5)
Latin America		48	41	17	25	89	73	80	(8)

Total recurring plus 1/10 single		243	239	2	226	7	469	496	(5)
New premium production accident and health insurance		96	84	14	98	(2)	194	312	(38)

Revenue-generating investments

	Dec. 31, 2019	June 30, 2019%		Dec. 31, 2018%
Revenue-generating investments (total)	452,455	460,749	(2)	423,650	7

Investments general account	84,272	84,012	—	81,231	4
Investments for account of policyholders	121,189	117,752	3	108,996	11
Off balance sheet investments third parties	246,994	258,985	(5)	233,424	6

2H 2019 Results - 17

The Hague – February 13, 2020

Europe

•	Underlying earnings before tax increase by 8% to EUR 437 million, as a result of lower expenses, business growth, and increased technical margins

•	Net income of EUR 371 million with limited below the line items

•	Net inflows in the Netherlands are offset by outflows in the Existing business in the United Kingdom

•	UK platform assets increase to EUR 172 billion reflected in growing earnings from Digital Solutions

•	New life sales increase by 25% to EUR 173 million reflecting a pension buy-out in the Netherlands

•	Return on capital increases by 180 basis points to 9.2% as a result of higher underlying earnings before tax and one-time tax benefits

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 8% to EUR 437 million compared with the second half of 2018. Earnings were up in all regions when adjusting for the lower earnings as a result of the divestment of Aegon’ businesses in Czech Republic and Slovakia, which closed in January 2019.

•

Earnings in the Netherlands were up by 8% to EUR 320 million. Life earnings increased from EUR 223 million in the second half of 2018 to EUR 235 million in the current period. The impact on investment income from lower interest rates and derisking of the investment portfolio was more than offset by lower expenses. The latter resulted from lower amortization charges following the impairment of intangibles in the first half of 2019, as well as lower project expenses. Earnings from Non-life increased by EUR 4 million to EUR 21 million due to lower claims in motor insurance and lower claims and a better technical result in individual disability insurance, which included a EUR 12 million reserve release. Banking earnings remained stable at EUR 54 million, as higher interest income resulting from balance sheet growth was offset by lower interest margins and higher expenses to ensure regulatory compliance focusing on customer due diligence and anti-money laundering initiatives. Service business earnings increased by EUR 7 million to EUR 11 million as a result of portfolio growth of the mortgage servicing business and lower funding expenses for the mortgages that remain on-balance for this business.

•

In the United Kingdom, earnings increased by 17% to EUR 70 million. Digital Solutions earnings rose to EUR 25 million, driven by higher fee income as a result of increased assets on the platform in combination with economies of scale. This was partly offset by investments in the Aegon Platform to further increase its functionality and ease of use. Earnings of the Existing Business declined to EUR 45 million, caused by net outflows, including customer upgrades to the Digital Solutions platform, as well as higher one-time project expenses.

•

Earnings in Southern and Eastern Europe remained stable at EUR 47 million despite the loss of earnings from the Czech Republic and Slovakia following the divestment of Aegon’s businesses in these markets. On a like-for-like basis, earnings increased by 24%, reflecting an upswing in earnings from Spain. This resulted from favorable claims experience, as well as reduced expenses as part of the restructuring program to improve the results of Aegon’s own business. Lower expenses in Poland as a result of strict cost control were partly offset by a negative impact of the pension regulation change in Romania.

Net income

Net income from Aegon’s businesses in Europe amounted to EUR 371 million, which is in line with net underlying earnings and reflects limited below the line items in total.

The gain from fair value items in Europe was EUR 46 million, as fair value gains in the Netherlands and Southern and Eastern Europe were partly offset by fair value losses in the United Kingdom. The gain from fair value items in the Netherlands amounted to EUR 94 million. This was driven by positive real estate revaluations, a gain on the guarantee provision and gains on interest rate hedges, which totaled EUR 184 million. The guarantee provision benefited from favorable market movements and data updates, which more than offset the impact of unfavorable credit spread movements.

Market movements led to an increase in the Liability Adequacy Test (LAT) deficit in the Netherlands. The LAT assesses the adequacy of the insurance liabilities by comparing the IFRS reserves to their fair value. When the LAT

2H 2019 Results - 18

The Hague – February 13, 2020

breaks (i.e., the fair value of liabilities is greater than the IFRS reserves), the deficit is booked in equity as shadow accounting as long as the unrealized gains are greater than the deficit. Thereby, unrealized gains in the bond portfolio and the difference between the fair value and the book value of those assets measured at amortized cost, mainly residential mortgages, are also taken into account. Since the first half of 2019, Aegon the Netherlands has a LAT deficit exceeding unrealized gains, so that movements in the LAT deficit are recorded in the income statement. In the second half of 2019 mortgage spreads tightened, as consumer prices reacted to the drop in risk-free interest rates earlier in the year, which increased the fair value of Aegon’s mortgage portfolio. This was partly offset by a reduction in the illiquidity premium, which increased the fair value of IFRS insurance liabilities and thus the LAT deficit. Interest rate movements had a negative impact on both the mortgage portfolio and the liabilities, as short-term rates increased and long-term rates decreased. In summary, this led to a loss of EUR 90 million attributed to the LAT deficit in the Netherlands and which was recorded in fair value items.

Fair value losses in the United Kingdom totaled EUR 55 million, and were mainly driven by the impact of a lower outlook for inflation on hedges in place to protect the Solvency II position and by increased equity markets. The EUR 7 million fair value gain in Southern & Eastern Europe related to an adjustment of an earn-out provision following a change in the outlook for the profitability of the pension business in Poland acquired from Nordea.

Realized gains amounted to EUR 19 million and mainly resulted from normal trading activity in the Netherlands. Impairment charges of EUR 16 million consisted mainly of impairments on consumer loans on the balance sheet of the bank in the Netherlands.

Other charges in Europe amounted to EUR 34 million. Other charges in the Netherlands amounted to EUR 5 million driven by a EUR 56 million impact of model and assumption changes, EUR 46 million in restructuring expenses, and EUR 6 million in expenses for strategic projects, including expenses for a potential acquisition. Model and assumption changes mainly related to model enhancements and expense assumption updates which more than offset favorable longevity assumption changes. Restructuring expenses mainly related to the restructuring of Aegon Bank, and the transfer of the administration of certain parts of the defined benefit book to TKP. These charges in The Netherlands more than offset a EUR 104 million release of provision for future salary increases as a consequence of the transition to a defined contribution plan for new pension accruals of Aegon’s own employees. In the United Kingdom, Other charges amounted to EUR 22 million, as EUR 52 million restructuring charges more than offset EUR 30 million Other income which mainly related to a one-time provision release and income related to policyholder tax. The latter is offset against higher income taxes in the United Kingdom’s income tax line. Restructuring charges consisted of EUR 17 million integration expenses for Cofunds and EUR 32 million transition and conversion charges related to the agreement with Atos for administration services related to the Existing Business. Other charges in Southern & Eastern Europe of EUR 7 million mainly relate to the divestment of non-core activities in Hungary.

Income tax amounted to EUR 81 million which implies an effective tax rate of 18%, mainly as a result of one-time tax benefits in the United Kingdom. The benefit in the United Kingdom was driven by the own employee pension scheme moving into surplus, which more than compensated for other tax items such as the aforementioned policyholder tax.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in Europe increased by 180 basis points to 9.2% driven by higher net underlying earnings. Return on capital for the Netherlands in the second half of 2019 stood at 8.3%, an increase of 60 basis points from high net underlying earnings. The return on average capital in the United Kingdom was 13.3%, and included the one-time tax benefit related to the own employee pension scheme moving into surplus. Excluding this item, the return on capital would have been 9.8% driven by the aforementioned higher underlying earnings before tax. In Southern & Eastern Europe the return on capital remained stable at 8.2%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the Holding.

Operating expenses

Operating expenses increased by 4% to EUR 812 million mainly as a result of higher expenses in the Netherlands driven by restructuring and one-time expenses. Expenses in the United Kingdom increased slightly, as expense

2H 2019 Results - 19

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savings were offset by investments in the Aegon Platform to further increase its functionality and ease of use, and one-time project expenses. Expenses in Southern & Eastern Europe were stable as divestments and expense savings were offset by taxes on motor insurance.

Sales

Gross deposits increased by 12% to EUR 13.4 billion as gross deposits in the Netherlands were up 21% to EUR 7.1 billion. This was driven by continued momentum at online bank Knab and in sales of new-style defined contribution products at Aegon Cappital, so-called Premium Pension Institute products. Gross deposits in the United Kingdom increased slightly to EUR 6.1 billion. The retail business in the United Kingdom was impacted by lower market activity overall including the impact of a slowdown in defined benefit transfers and prior service issues. Workplace gross deposits were strong in the period due to new business as well as ongoing regular premiums. In Southern & Eastern Europe, gross deposits declined by 14% to EUR 176 million, largely as a result of lower deposits following the divestment of Aegon’s businesses in Czech Republic and Slovakia and non-core activities in Hungary.

Net outflows in Europe amounted to EUR 62 million. In the United Kingdom net outflows improved to EUR 722 million as a result of better retention rates, while in Southern & Eastern Europe outflows mainly related to the divestment of non-core activities in Hungary. These were partly offset by EUR 696 million net inflows in the Netherlands of savings at Knab and of new-style defined contribution products at Aegon Cappital.

Mortgage production in the Netherlands amounted to EUR 4.3 billion in the second half of 2019, of which EUR 2.4 billion was related to third-party investor demand, partly through the Dutch Mortgage Funds.

New life sales increased by 25% to EUR 173 million in the second half of 2019. New life sales in the Netherlands increased by 71% to EUR 84 million resulting from a pension buy-out as well as higher sales from a purchase of additional yearly pension increases by an existing customer. Higher sales in Southern & Eastern Europe reflect higher production in Turkey and in the bankassurance joint ventures in Spain, which more than offset the divestment of Aegon’s businesses in Czech Republic and Slovakia. Protection sales in the United Kingdom remained broadly stable.

New premium production for Accident & Health was up by 44% to EUR 23 million resulting from higher sales in Spain following the launch of a new accidental death and disability product as well as a successful marketing campaign for health products. Furthermore, Accident & Health production increased as a result of higher disability sales in the Netherlands. New premium production for property & casualty insurance increased by 7% to EUR 64 million, driven by business growth in Spain.

Market consistent value of new business

The market consistent value of new business in Europe increased by 61% to EUR 87 million, primarily driven by higher MCVNB in the United Kingdom from higher margins on Digital Solutions workplace business, and a more favorable business mix in group pensions. This was partly compensated by lower MCVNB from Southern & Eastern Europe from lower interest rates and unfavorable assumptions changes in Spain and Portugal.

Revenue-generating investments

Revenue-generating investments increased by 6% in the second half of 2019 to EUR 317 billion, primarily reflecting positive market movements.

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Europe

EUR millions	Notes	Second half 2019	Second half 2018%		First half 2019%		Full Year 2019	Full Year 2018%
Underlying earnings before tax
NL Life		235	223	5	262	(11)	497	460	8
NL Non-life		21	17	28	10	112	31	40	(23)
NL Banking		54	54	—	48	12	102	103	(1)
NL Service business		11	4	187	7	42	18	11	61
The Netherlands		320	297	8	328	(2)	648	615	5
UK Existing Business		45	48	(7)	53	(16)	98	107	(8)
UK Digital Solutions		25	12	116	16	52	41	21	93
United Kingdom		70	60	17	70	—	139	128	9
Southern and Eastern Europe		47	47	(2)	42	12	88	96	(8)

Underlying earnings before tax		437	404	8	439	(1)	875	839	4
Fair value items		46	269	(83)	(536)	n.m.	(490)	346	n.m.
Realized gains / (losses) on investments		19	68	(72)	252	(92)	271	129	109
Net impairments		(16)	4	n.m.	(9)	(73)	(26)	5	n.m.
Other income / (charges)	5	(34)	(230)	85	29	n.m.	(5)	(409)	99

Income before tax		451	515	(12)	174	159	625	909	(31)
Income tax		(81)	(26)	n.m.	(59)	(36)	(140)	(133)	(5)

Net income / (loss)		371	488	(24)	115	n.m.	486	777	(38)

Net underlying earnings		377	318	19	346	9	723	674	7

Commissions and expenses		1,026	1,017	1	1,006	2	2,032	1,991	2
of which operating expenses		812	778	4	776	5	1,588	1,496	6

Gross deposits (on and off balance)	10
The Netherlands		7,086	5,841	21	6,121	16	13,207	10,169	30
United Kingdom		6,147	5,941	3	3,602	71	9,749	13,223	(26)
Southern and Eastern Europe		176	204	(14)	175	1	351	406	(14)

Total gross deposits		13,409	11,985	12	9,898	35	23,307	23,798	(2)

Net deposits (on and off balance)	10
The Netherlands		696	761	(9)	749	(7)	1,445	1,411	2
United Kingdom		(722)	(929)	22	(2,766)	74	(3,487)	1,225	n.m.
Southern and Eastern Europe		(36)	68	n.m.	55	n.m.	19	143	(87)

Total net deposits / (outflows)		(62)	(100)	38	(1,961)	97	(2,023)	2,779	n.m.

New life sales	6, 10
Life single premiums		808	452	79	461	75	1,269	875	45
Life recurring premiums annualized		92	93	(1)	91	1	184	190	(3)

Total recurring plus 1/10 single		173	138	25	137	26	311	278	12
The Netherlands		84	49	71	52	60	136	101	35
United Kingdom		20	22	(7)	21	(5)	41	40	3
Southern and Eastern Europe		69	68	3	64	8	133	137	(3)

Total recurring plus 1/10 single		173	138	25	137	26	311	278	12
New premium production accident and health insurance		23	16	44	25	(11)	48	36	33
New premium production property & casualty insurance		64	60	7	65	(1)	129	121	7

Revenue-generating investments

	Dec. 31, 2019	June 30, 2019%		Dec. 31, 2018%
Revenue-generating investments (total)	317,002	299,574	6	276,360	15

Investments general account	64,502	63,780	1	61,911	4
Investments for account of policyholders	118,332	109,657	8	98,912	20
Off balance sheet investments third parties	134,167	126,137	6	115,537	16

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Europe Segments, Second half 2019 geographically

EUR millions		The Netherlands	United Kingdom	SEE	Europe
Underlying earnings before tax		320	70	47	437
Fair value items		94	(55)	7	46
Realized gains / (losses) on investments		11	2	6	19
Net impairment		(16)	—	—	(16)
Other income / (charges)	5	(5)	(22)	(7)	(34)

Income / (loss) before tax		403	(5)	53	451
Income tax (expense) / benefit		(87)	16	(9)	(81)

Net income / (loss)		316	11	44	371

Net underlying earnings		240	100	37	377

Commissions and expenses		452	357	218	1,026
of which operating expenses		420	268	125	812

Europe Segments, Second half 2018 geographically

EUR millions		The Netherlands	United Kingdom	SEE	Europe
Underlying earnings before tax		297	60	47	404
Fair value items		200	63	6	269
Realized gains / (losses) on investments		7	63	(1)	68
Net impairment		5	—	(2)	4
Other income / (charges)	5	(159)	(70)	(1)	(230)

Income / (loss) before tax		349	116	50	515
Income tax (expense) / benefit		(36)	19	(10)	(26)

Net income / (loss)		313	135	40	488

Net underlying earnings		228	52	38	318

Commissions and expenses		431	358	227	1,017
of which operating expenses		380	268	131	778

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Asia

•	Underlying earnings before tax increase by 23% to USD 33 million, mainly from higher earnings in the HNW businesses

•	Net income more than doubles to USD 29 million, benefitting from increased underlying earnings, realized gains on investments, and a favorable tax law change in China

•	New life sales increase by 19% to USD 70 million, driven by a successful partnership with a large e-commerce player in China

•	Return on average capital invested improves by 80 basis points to 3.6%

Underlying earnings before tax

Asia generated underlying earnings before tax of USD 33 million in the second half of 2019, which was USD 6 million or 23% above the prior-year period. While the result from High-Net-Worth (HNW) businesses increased by USD 8 million, earnings from Strategic partnerships and Aegon Insights decreased by USD 1 million each.

•

Earnings from HNW businesses amounted to USD 39 million, 26% higher than the second half of 2018. Higher surrender charges, favorable mortality claims experience, and lower expenses drove the earnings increase, while unfavorable unlocking of intangibles and lower investment spread partly offset the increase.

•

Aegon Insights, the direct marketing business that is in run-off, saw earnings decrease by 7% to USD 4 million, largely driven by a reduction of the in-force book in line with the strategy for this business.

•

Underlying earnings from Strategic partnerships decreased by USD 1 million to a loss of USD 10 million, mainly driven by investments in an eBroker initiative designed to expand the business from Indonesia to Thailand. Aegon’s profitable insurance joint venture in China further improved its earnings based on the growing in-force book. The joint ventures in India and Japan improved earnings but remained loss-making. Aegon and Sony Life closed the transaction related to the divestment of Aegon’s 50% stake in the variable annuity joint ventures in Japan on January 29, 2020.

Net income

Net income from Aegon’s operations in Asia increased significantly to USD 29 million in the second half of 2019 supported by increased underlying earnings before tax, realized gains on investments, and a favorable tax law change in China.

Fair value items amounted to a small benefit of USD 1 million from favorable hedging results from Japan. Realized gains in Asia of USD 12 million were driven by bond calls and prepayments, and normal trading activity. Other charges of USD 2 million were driven by restructuring charges, partially offset by favorable model and assumption changes.

In China, the banking and insurance regulator has revised the tax deductibility of insurance sales commissions, increasing the cap from 10% to 18% of gross premium, while also enabling the excess portion above the cap to be treated as a temporary difference rather than a permanent difference. This positive change will further improve the profitability and capital generation of Aegon’s insurance joint venture in China, Aegon THTF, as sales growth in recent years has led to substantial, non-deductibility of commission tax payments under the old legislation.

Income tax benefited in the second half of 2019 from significantly lower taxes in China as a consequence of the tax law changes. As a result, Asia’s effective tax rate on underlying earnings improved significantly from 49% in the second half of 2018 to 34% in the second half of 2019.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in Asia improved by 80 basis points to 3.6%. This was due to higher underlying earnings before tax and lower taxes in China. Excluding the Japan joint ventures, as Aegon has sold its 50% stake to Sony Life, the pro-forma return on average capital invested improves to 4.3%.

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Operating expenses

Operating expenses increased by 9% to USD 100 million in the second half of 2019. This was largely due to the growing insurance joint venture business Aegon THTF leading to higher personnel and production related expenses for the expansion of e-commerce activities.

Sales

Aegon closed the divestment of its 50% stake in the variable annuity joint ventures in Japan in January 2020. Since the signing of the divestment agreement in May 2019, market consistent value of new business, revenue-generating investments, and deposits from Japan have no longer been reported. Aegon Insights is in run-off and does not generate new sales.

Total new life sales increased by 19% to USD 70 million. In Strategic partnerships, total new life sales increased by USD 21 million to USD 56 million mainly due to strong production in China from a partnership with a large e-commerce partner of Aegon THTF. New Life sales from India increased only slightly as the new e-commerce partnerships are still in the pilot phase. New life sales from HNW businesses decreased by 39% to USD 14 million reflecting continued pressure on the universal life business resulting from macro uncertainties and a shift of the market towards whole life type products.

New premium production in Accident and Health insurance, produced by Aegon THTF, was stable at USD 4 million.

Gross deposits from Strategic partnerships – generated by the insurance joint venture in China – are insignificant in the second half of each respective year. Net outflows amount to USD 6 million for the same entity, compared with USD 3 million net inflows in the second half of 2018.

Market consistent value of new business

The market consistent value of new business in Asia decreased by USD 3 million to USD 13 million in the second half of 2019. In addition to the exclusion of Japan in the second half of 2019, USD 16 million of the decline was driven by low interest rates and lower new business in the HNW businesses. This was partially offset by USD 15 million increase in market consistent value of new business in China from strong production related to an e-commerce partnership.

Revenue-generating investments

Revenue-generating investments amounted to USD 8.7 billion at year-end 2019. This represented a decline of USD 1.2 billion compared to the second half of 2018, which was driven by the derecognition of USD 2.2 billion of revenue-generating investments related to the divestment of the joint ventures in Japan. On a like-for-like basis, revenue-generating investments increased by 14%, primarily driven by higher market value of assets in the HNW businesses and premium growth in China.

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Asia

USD millions	Notes	Second half 2019	Second half 2018%		First half 2019%		Full Year 2019	Full Year 2018%
Underlying earnings before tax by line of business
High net worth businesses		39	31	26	33	18	72	71	1
Aegon Insights		4	5	(7)	8	(43)	12	9	40
Stategic partnerships		(10)	(9)	(17)	(4)	(133)	(15)	(15)	2

Underlying earnings before tax		33	27	23	36	(10)	69	65	7
Fair value items		1	5	(78)	(6)	n.m.	(5)	3	n.m.
Realized gains / (losses) on investments		12	1	n.m.	(2)	n.m.	10	(10)	n.m.
Net impairments		1	(7)	n.m.	(1)	n.m.	—	(7)	100
Other income / (charges)		(2)	(2)	(15)	(18)	87	(21)	(9)	(137)

Income before tax		44	24	83	9	n.m.	53	43	25
Income tax		(15)	(12)	(26)	(1)	n.m.	(16)	(29)	46

Net income / (loss)		29	12	137	8	n.m.	37	13	182

Net underlying earnings		18	13	39	27	(32)	45	30	53

Commissions and expenses		142	133	7	139	2	281	273	3
of which operating expenses		100	92	9	95	5	195	187	5

China		—	—	—	8	(99)	8	3	164
Japan		—	58	n.m.	—	n.m.	—	148	n.m.

Total gross deposits*		—	58	(100)	8	(99)	8	151	(95)

China		(6)	3	n.m.	7	n.m.	1	4	(63)
Japan		—	(1)	n.m.	—	n.m.	—	5	n.m.

Total net deposits / (outflows)*		(6)	2	n.m.	7	n.m.	1	8	(84)

New life sales	10
Life single premiums		137	224	(39)	230	(40)	368	501	(27)
Life recurring premiums annualized		57	37	54	53	7	110	94	16

Total recurring plus 1/10 single		70	59	19	76	(7)	146	144	2
High net worth businesses		14	24	(39)	22	(34)	36	53	(31)
Stategic partnerships		56	35	58	54	4	110	92	20

Total recurring plus 1/10 single		70	59	19	76	(7)	146	144	2
New premium production accident and health insurance		4	4	6	5	(25)	10	9	5

*	Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Net & Gross Deposits of Japan are no longer included in 2H 2019

Revenue-generating investments

	Dec. 31, 2019	June 30, 2019%		Dec. 31, 2018%
Revenue-generating investments (total)*	8,695	8,617	1	9,879	(12)

Investments general account	7,478	7,263	3	6,539	14
Investments for account of policyholders	93	97	(4)	117	(21)
Off balance sheet investments third parties	1,124	1,258	(11)	3,222	(65)

*

Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Revenue Generating Investments of Japan are no longer included in 2H2019. Off-balance investments for Japan amount to USD 2.6 billion per December 31, 2019.

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Asset Management

•	Underlying earnings before tax increase to EUR 79 million driven by higher management and performance fees, which were only partly offset by higher expenses

•	Net income amounts to EUR 54 million

•	Solid external third-party net inflows of EUR 3.6 billion driven by positive net flows

•	Assets under management increase to EUR 352 billion mainly as a result of positive equity markets

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were up by 14% to EUR 79 million in the second half of 2019. This increase was a result of higher earnings in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC) and the Rest of World, notably Central & Eastern Europe. This more than offsets lower earnings in the Americas and Europe.

•

Earnings in the Americas decreased by EUR 2 million to EUR 33 million in the second half of 2019. Positive currency effects in addition to higher revenues from management fees were more than offset by higher expenses. These relate primarily to an increase in personnel expenses to support new business.

•

Earnings in Europe were down EUR 6 million to EUR 9 million in the second half of 2019, mainly due to outflows in the United Kingdom. The corresponding impact from outflows more than offset positive markets. The results in the Netherlands increased over the period, mainly because of a considerable increase in management fees relating to third party assets. This increase in revenues more than offset higher personnel expenses and IT related fees.

•

The result in Rest of World increased by EUR 7 million to a profit of EUR 1 million. This mainly resulted from EUR 7 million performance fees in the second half of 2019 in Central & Eastern Europe, which more than offset higher expenses.

•

Earnings from Strategic partnerships increased by EUR 10 million to EUR 35 million. This was mainly driven by AIFMC where performance fees increased, and management fee income improved due to both successful sales and positive markets. Performance of La Banque Postale Asset Management (LBPAM) was slightly up because of lower expenses.

Net income

Net income from Asset Management increased by EUR 4 million to EUR 54 million. This was in line with the underlying earnings movements, as below the line items relating to restructuring expenses in the Americas and Europe, were similar to the second half of 2018.

Revenues

Total revenues increased by 7% to EUR 306 million, mainly resulting from increases in both management and performance fees. Management fees increased in all regions except United Kingdom. For the Americas this is mainly due to the increase in revenues from third party business, as these more than offset the lower revenues from general account and affiliates business. For Strategic partnerships, the increase of management fees was due to AIFMC and the success of newly launched funds, combined with favorable markets. For Europe, an increase of management fees in the Netherlands as a result of strong net inflows into Alternative Fixed Income funds was more than offset by a decrease in the United Kingdom because of net outflows.

Performance fees increased by EUR 11 million driven by Rest of World and AIFMC. Management fees were up by 4% to EUR 258 million, as higher fees in the Americas, China, and the Netherlands were partly offset by lower fees from the United Kingdom. Management fees from external third parties as a percentage of average assets under management from external third parties amounted to 18 basis points on an annualized basis, 1 basis point lower than in the second half of 2018. Other income increased by EUR 3 million to EUR 18 million and this can be attributed to mainly to higher earnings from seed capital.

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Operating expenses

Operating expenses increased by EUR 6 million to EUR 226 million. Higher employee expenses to support business growth in the Americas were partly offset by lower administration expenses as a consequence of strict cost discipline among all units. The cost/income ratio improved by 2.9%-points to 73.8% as a result of the increase in revenues. Annualized operating expenses as a percentage of average assets under management decreased by 1 basis point to 13 basis points.

Sales

External third-party gross inflows increased by 74% to EUR 47.5 billion in the second half of 2019. This resulted from increased inflows in AIFMC, mainly pushed by increased inflows in money market funds and the launch of two new equity funds. This increase more than offset a slight decrease of sales in the Americas. Gross inflows for Europe remained stable, with both the Netherlands and the United Kingdom being in line with the second half of 2018.

The external third-party net inflows showed an increase to EUR 3.6 billion for the second half of 2019. This was primarily due to the strategic partnerships, notably AIFMC in China, contributing EUR 2.4 billion in total. Net inflows in the Americas showed a small increase to EUR 0.8 billion. Flows in Europe turned to a slight positive of EUR 0.4 billion, following good performance in the Netherlands driven by inflows into Alternative Fixed Income funds. This more than offset the outflows in United Kingdom, which persisted, but improved in comparison with the second half of 2018.

2019 was the eighth consecutive full year of positive external third-party net inflows. This reflects Aegon Asset Management’s competitive performance, together with management’s ability to leverage scale and capabilities from the general account and third-party affiliate businesses.

Assets under management

Assets under management increased by EUR 36 billion to EUR 352 billion compared with the end of 2018. This increase primarily resulted from positive market and currency movements, combined with external third-party net inflows, more than offsetting outflows in affiliates and the general account.

Return on capital

The return on average capital invested, excluding revaluation reserves, in Aegon Asset Management in the second half of 2019 decreased with 50 basis points to 22.2% as a result of higher net underlying earnings being more than offset by a higher capital base. The higher capital base stemmed mainly from higher capital in the US and China, both due to higher regulatory requirements.

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Asset Management

EUR millions	Notes	Second half 2019	Second half 2018%		First half 2019%		Full Year 2019	Full Year 2018%
Americas		33	35	(5)	23	44	56	62	(10)
Europe		9	15	(37)	7	39	16	31	(47)
Rest of World		1	(6)	n.m.	(3)	n.m.	(2)	(10)	79
Strategic partnerships		35	25	41	34	3	69	69	—

Underlying earnings before tax		79	69	14	60	30	139	151	(8)
Realized gains / (losses) on investments		—	—	—	—	—	—	2	(95)
Other income / (charges)		(5)	(3)	(77)	(1)	n.m.	(7)	(5)	(52)

Income before tax		73	66	11	59	24	133	149	(11)
Income tax		(20)	(16)	(20)	(16)	(20)	(36)	(44)	18

Net income / (loss)		54	50	8	43	26	97	105	(8)

Net income / (loss) attributable to:
Owners of Aegon N.V.		54	49	10	42	27	96	104	(8)
Non-controlling interests		—	1	n.m.	—	n.m.	—	1	(44)
Net underlying earnings		57	52	10	44	30	102	113	(10)

Revenues
Management fees		258	247	4	243	6	501	492	2
Performance fees		18	7	149	4	n.m.	22	33	(34)
Other		31	32	(3)	31	(1)	62	65	(4)

Total revenue *		306	286	7	278	10	584	589	(1)
General account		75	78	(4)	74	—	149	151	(2)
Third-party		231	208	11	204	13	435	437	—
Total revenue *		306	286	7	278	10	584	589	(1)

Operating Expenses		226	220	3	219	3	445	439	1

Cost / income ratio		73.8%	76.7%	(4)	78.7%	(6)	76.1%	74.5%	2

Gross flows external third-party
Americas		3,801	4,736	(20)	3,498	9	7,299	9,619	(24)
Europe		4,543	4,593	(1)	4,445	2	8,988	12,292	(27)
Rest of World **		226	(171)	n.m.	(154)	n.m.	72	(72)	n.m.
Strategic partnerships		38,888	18,170	114	25,692	51	64,580	37,657	71

Gross flows external third-party		47,459	27,328	74	33,481	42	80,939	59,495	36

Net flows external third-party
Americas		783	248	n.m.	649	21	1,432	1,267	13
Europe		390	(708)	n.m.	325	20	715	3,278	(78)
Rest of World **		—	(589)	n.m.	(353)	n.m.	(352)	(566)	38
Strategic partnerships		2,427	320	n.m.	2,620	(7)	5,046	3,547	42

Net flows external third-party		3,600	(729)	n.m.	3,241	11	6,841	7,526	(9)

*	Net fees and commissions
**	Rest of world include intragoup eliminations from internal sub-advised agreements.

Assets under management

	Dec. 31, 2019	June 30, 2019%		Dec. 31, 2018%
Americas	111,245	108,261	3	102,628	8
Europe	155,716	150,397	4	139,111	12
Rest of World	2,618	2,677	(2)	2,871	(9)
Strategic partnerships	81,940	77,613	6	71,085	15

Total assets under management	351,520	338,949	4	315,694	11

General account *	113,827	113,377	—	107,506	6
Third-party	237,693	225,571	5	208,188	14

*	Please note that the numbers provided in this line are also included in other primary segments.

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The Hague – February 13, 2020

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Second half 2019	Second half 2018%		First half 2019%		Full Year 2019	Full Year 2018%
Americas	96	165	(42)	148	(35)	244	367	(33)
Europe	87	56	54	103	(16)	190	130	46
Asia	11	14	(19)	18	(37)	30	43	(31)

Total	195	236	(17)	270	(28)	465	540	(14)

Modeled new business: APE

			Premium business APE				Premium business APE
EUR millions	Notes	Second half 2019	Second half 2018%		First half 2019%		Full Year 2019	Full Year 2018%
	7
Americas		312	280	11	427	(27)	739	639	16
Europe		1,136	815	39	1,396	(19)	2,532	1,624	56
Asia		67	56	19	72	(8)	139	131	6

Total		1,515	1,151	32	1,895	(20)	3,410	2,394	42

Modeled new business: Deposits

			Deposit business Deposits				Deposit business Deposits
EUR millions	Notes	Second half 2019	Second half 2018%		First half 2019%		Full Year 2019	Full Year 2018%
	7
Americas		6,357	5,356	19	9,685	(34)	16,042	10,987	46
Europe		136	1	n.m.	5	n.m.	142	15	846
Asia		—	51	(100)	7	(98)	7	128	(94)

Total		6,493	5,408	20	9,698	(33)	16,191	11,130	45

Currencies

Income statement items: average rate 1 EUR = USD 1.1197 (2018: USD 1.1816).

Income statement items: average rate 1 EUR = GBP 0.8770 (2018: GBP 0.8844).

Balance sheet items: closing rate 1 EUR = USD 1.1225 (2018: USD 1.1432).

Balance sheet items: closing rate 1 EUR = GBP 0.8473 (2018: GBP 0.8976).

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The Hague – February 13, 2020

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 2H 2019 Financial Supplement is available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 720 543 0206

United Kingdom: +44 (0)330 336 9411

The Netherlands: +31 (0) 20 703 8261

Passcode: 1180188

Two hours after the conference call, a replay will be available on aegon.com.

Publication dates 2020 results

First half year 2020 – August 13, 2020

Second half year 2020 – February 11, 2021

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

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The Hague – February 13, 2020

Notes (1 of 2):

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom and Southern & Eastern Europe) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

The following table provides the reconciliation from the non-IFRS-EU measures underlying earnings before tax, income tax and income before tax to the most comparable IFRS-EU measure.

Segment information

	Second half 2019			Second half 2018
		ventures and			ventures and
	Segment	associates		Segment	associates
EUR millions	total	eliminations	Consolidated	total	eliminations	Consolidated
Net Underlying earnings	818	48	866	891	67	957
Tax on underlying earnings	(145)	24	(121)	(119)	20	(99)
Underlying earnings before tax	963	24	986	1,010	47	1,056
Fair value items	168	(46)	122	(257)	(67)	(324)
Realized gains / (losses) on investments	131	(2)	129	(10)	—	(10)
Impairment charges	(41)	—	(41)	(32)	—	(32)
Impairment reversals	58	—	58	13	—	13
Other income / (charges)	(188)	—	(188)	(581)	1	(580)
Run-off businesses	15	—	15	(7)	—	(7)

Income / (loss) before tax	1,105	(24)	1,081	136	(20)	116
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	24	(24)	—	20	(20)	—
Income tax (expense) / benefit	(195)	24	(171)	117	20	137
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(24)	24	—	(20)	20	—

Net income / (loss)	910	—	910	253	—	253

Segment information

	Full year 2019			Full year 2018
		ventures and			ventures and
	Segment	associates		Segment	associates
EUR millions	total	eliminations	Consolidated	total	eliminations	Consolidated
Net Underlying earnings	1,651	95	1,746	1,754	119	1,873
Tax on underlying earnings	(322)	45	(277)	(320)	47	(273)
Underlying earnings before tax	1,973	50	2,023	2,074	72	2,146
Fair value items	(226)	(88)	(314)	(260)	(119)	(379)
Realized gains / (losses) on investments	405	(2)	403	(77)	(2)	(79)
Impairment charges	(95)	—	(95)	(58)	—	(58)
Impairment reversals	73	—	73	39	—	39
Other income / (charges)	(281)	—	(281)	(875)	1	(874)
Run-off businesses	23	—	23	(14)	—	(14)

Income / (loss) before tax	1,872	(40)	1,832	829	(47)	782
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	40	(40)	—	47	(47)	—
Income tax (expense) / benefit	(344)	40	(304)	(84)	47	(37)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(40)	40	—	(47)	47	—

Net income / (loss)	1,528	—	1,528	744	—	744

2H 2019 Results - 31

The Hague – February 13, 2020

Notes (2 of 2):

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve and cash flow hedge reserve.

5)	Included in Other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)

PVNBP: Present value of new business premiums (PVNBP) are the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Second half 2019	Full Year 2019
Employee expenses	1,072	2,149
Administrative expenses	816	1,537

Operating expenses for IFRS reporting	1,888	3,686
Operating expenses related to jv’s and associates	123	243

Operating expenses in earnings release	2,011	3,929

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11a)

Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Management Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operations that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

11b)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The solvency II ratio reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

13)	The results in this release are unaudited.

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The Hague – February 13, 2020

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity adjusted for the revaluation reserve. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

2H 2019 Results - 33